

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 30, 2009

Archon Corporation
Grant L. Siler-Principal Accounting Officer
4336 Losee Road, Suite 5
North Las Vegas, Nevada 89030

> **Re:** **Archon Corporation**
> **Form 10-K for the year ended September 30, 2008**
> **Filed January 13, 2009**
> **File Number: 001-09481**

Dear Mr. Siler:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the fiscal year ended September 30, 2008

Item 7. Management's Discussion and Analysis

General, page 12

1. In accordance with Item 303 (a) of Regulation S-K, your discussion of results of operations should be expanded to include a discussion of your operating results on a consolidated basis and for each of your reportable segments. Specifically, while you provide a discussion of Consolidated and Pioneer results, you do not discuss results for Rental Properties or Other. Based on the information included in your audited segment footnote, Rental Properties and Other comprise the majority of your identifiable assets and have significantly influenced your results of operations. Please revise, or tell us why you believe such a revision is not necessary

Liquidity and Capital Resources; Trends and Factors Relevant to Future Operations

Contractual Obligations and Commitments, page 16

2. Your balance sheets on page 24 and note disclosures on page 36 indicate that you have approximately $74.3 million in total non-recourse debt maturities. However, your contractual obligations table only discloses $52 million of such debt. Please reconcile these amounts to those presented on the face of the balance sheet. Your disclosure should be revised accordingly.

Liquidity and Capital Resources, page 17

3. FR-72 (Release No. 33-8350) requires that discussion and analysis of liquidity and capital resources provide a clear picture of a company's ability to generate cash and meet existing and known or reasonably likely future cash requirements. We note you discuss your obligations under the mortgage note payable secured by the land on the Las Vegas Strip; however, you do not discuss your obligations under the "non-recourse" notes listed in your table of contractual obligations. As such, please revise your disclosure to include such a discussion. Your revised disclosure should include the material terms of the notes (including any material debt covenants), how you determined that such notes were "non-recourse," the total principal and interest to be paid under such obligations, and the portion of such principal and interest covered by the rental payments to be received from the lessees. You should specifically state whether your obligations under such notes will be fully satisfied through rental payments received; if not, you should specifically identify your liability for principal and interest under such notes. Further, you should discuss the possibility and financial consequences should any of the counterparties to these long-term leases violate the lease terms.

Item 8. Financial Statements

Consolidated Balance Sheets, page 24

Property Held for Sale

4. Please tell us how you determined that the land subject to the LVTI purchase option should have been reclassified to "held-for-sale" at September 30, 2006. Refer to the guidance in paragraph 360-10-45-9 of the FASB Accounting Standards Codification. Specifically address how you determined that the LVTI agreement constituted a firm purchase commitment.

5. You indicate that the option to purchase a 27-acre parcel of land was terminated on June 3, 2008. In this regard, please tell us why you continue to believe that the sale of this asset is probable, as required in paragraph 360-10-45-9(c) of the FASB Accounting Standards Codification, and how you have determined that the offering price is reasonable in relation to its current fair value, as required in paragraph 360-10-45-9(e) of the FASB Accounting Standards Codification as of September 30, 2008 and at each subsequent reporting period. In your response, specifically address the increase in sales price from $425 million in 2006 to $618 million. In light of the current economic circumstances and the distress in the real estate markets, please tell us how you meet the requirements in paragraph 360-10-45-11(c)(2) of the FASB Accounting Standards Codification.

Consolidated Statements of Operations, page 25

6. You recognized $6.6 million in other revenues, an amount which exceeds 10% of total revenues. Please provide to us in tabular form a component breakdown of this line item for each year an income statement is presented. To the extent that any component of the Other exceeds 10% of total revenues, you should revise your income statement presentation to separately present such items. Please consider revising your footnote presentation to include such table in future filings.

7. We note from your presentation here that you recorded a $67.1 million gain on termination of a land sale option. Please tell us how you calculated this gain. Include in your response how you treated any option extension payments received over the course of the total option period (including all extensions) related to the June 24, 2006 Option Agreement in your consolidated statements of operations, and how such treatment is consistent with paragraph 360-20-40-45 of the FASB Accounting Standards Codification.

8. As a related matter, we note the disclosure on page 15 that the $2.6 million increase in interest and other income is a result of cash flows from option extension payments that relate to the agreement granted to LVTI. Please tell us how this treatment is consistent with the above-referenced guidance.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Investments in Marketable Securities, page 31

9. You indicate that "other income" includes approximately $2.4 million of realized gains. However, you statements of cash flows on page 29 indicate that you recognized a $2.4 million loss on the sale of these securities. Please advise.

10. Please revise your disclosure here to comply with paragraph 320-10-50-2 of the FASB Accounting Standards Codification. Specifically, although you have presented gross unrealized gains and gross unrealized losses for each category of investments at each balance sheet date as required, the standard also requires you to present the net unrealized gains and net unrealized losses as presented in Other Comprehensive Income. Your response to us should include a draft of your intended disclosure.

11. Please tell us and revise your future filings to comply with all of the disclosure requirements set for in paragraph 320-10-50-9 of the FASB Accounting Standards Codification.   Please consider presenting this information in a rollforward format for clarity. Your response to us should include a draft of your intended disclosure.

12. As a related matter, it appears that you have investments in unrealized loss positions for which other-than-temporary impairments have not been recognized. Please revise your filing to include all of the disclosure requirements set forth in paragraphs 320-10-50-6 through 50-8 of the FASB Accounting Standards Codification, or tell us why you believe such revision is unnecessary. Your response to us should include a draft of your intended disclosure.

Property and Equipment, page 31

13. Your accumulated depreciation balance decreased from $26.1 million to $0.7 million. However, you indicate on page 12 that depreciation expense on your rental properties is $3.2 million annually. Additionally, your statements of cash flow indicate that depreciation and amortization amounted to $4.2 million for the 2008 fiscal year. In this regard, it is not clear how arrived at the accumulated depreciation balance at September 30, 2008. Please advise and provide us with a rollforward of gross

carrying value and accumulated depreciation roll-forward by asset class. Significant changes in each category should be accompanied by discussion of the facts and circumstances surrounding such change.

Long-Lived Assets, page 32

14. Please tell us and revise future filings to include all of the disclosure requirements set forth in paragraph 360-10-50-2 of the FASB Accounting Standards Codification. For example, you should provide us with and revise your disclosures to include a description of the assets you impaired along with the facts and circumstances that leading to the impairment as well as a detailed description of the method or methods for determining fair value. In this regard, the following should be also provided:
   - Percentage by which fair value exceeded carrying value;
   - Description of key assumptions that drive fair value; and
   - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect

    Your discussion of this impairment charge within MD&A should be similarly revised.

Revenue recognition, page 33

15. Please confirm our understanding that excess rental payments received are recorded in the balance sheet line item "deferred rental income." If correct, please revise your disclosure accordingly as you currently state that excess rental payments are recorded in other liabilities. If our understanding is not correct, please advise.

Note 19. Segment Information, page 43

16. It appears that you do not consider the Las Vegas Strip property as part of your Rental Properties segment and have aggregated it with corporate and eliminating items within the "Other" segment . Further, it appears from disclosure in your fiscal 2005 Form 10-K that, prior to being transferred to "held-for-sale" the Las Vegas Strip property was classified as "Land held for development" apart from "Rental property held for investment." Please explain to us how you determined the segment and balance sheet classification. Your response should include specific characteristics of each business model and how they differ, and should address whether you consider the Las Vegas Strip property an operating segment. This discussion should include how you considered the guidance in section 280-10-50 of the FASB Accounting Standards Codification, including the definition of an operating segment (paragraph 50-1) the aggregation criteria (paragraph 50-12), and the standards regarding non-reportable segments (paragraph 50-15) in determining your segment disclosure for the current year.

Item 9A. Controls and Procedures, page 46

17. Please file an amended Form 10-K to include management's assessment of internal control over financial reporting in addition to the assessment of disclosure controls and procedures. Refer to Item 308T of Regulation S-K.

Schedules

18. Please revise your filing to include Schedule II as required by Rules 5-04 and 12-09 of Regulation S-X.

19. It appears a significant portion of your business is derived from acquiring real estate and holding it for investment. Accordingly, please include Schedule III, or tell us why you believe such schedule is unnecessary. See Rules 5-04 and 12-28 of Regulation S-X.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at 202-551-3312 or Amy Geddes at 202-551-3304 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief